LPA Announces Reporting Dates for Full-Year 2025 Financial Results

San Jose, Costa Rica, March 4, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, announced today the reporting dates for its Full-Year 2025 financial results.

Earnings Release

Wednesday, March 18, 2026
Time: After Market Close

Conference Call

Thursday, March 19, 2026

Time: 9:00 a.m. ET | 8:00 a.m. CT

To participate, please dial

(800) 715-9871 (USA Toll-Free)

+1 (646) 307-1963 (USA/International Toll)

Conference ID: 1755158

Webcast: https://events.q4inc.com/attendee/751328793

A call recording will be available for replay on LPA’s website for a limited time.

About Logistic Properties of America
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of September 30, 2025, LPA’s operating and development portfolio was comprised of 35 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 560,000 square meters (or approximately 6.0 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com

Investor Relations Contact:
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com